STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	November 16, 2006
Corporate Office:	#SRU-19-06
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB

Website: http://www.starfieldres.com	Page 1 of 2
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

STARFIELD RESOURCES PROVIDES DEVELOPMENT AND EXPLORATION UPDATE
COMPLETES 110 DRILL HOLES IN 2006 PROGRAM

VANCOUVER, B.C. (November 16, 2006) – Starfield Resources Inc. (TSX.V: SRU and OTC BB: SRFDF) today provides an update on its ongoing development and exploration program at its 100% owned Ferguson Lake Project.

Project Development and Assessment

To date, the company has completed 355 diamond drill holes on the property, including 110 holes during 2006. Three diamond drills were active on the property during 2006 and one diamond drill is currently completing the remaining 6 holes of the 116 holes planned for the 2006 program. The focus of this year’s drill program has been delineation drilling in the “Potential Pit Area” and other selected parts of the 4.2 kilometre long West Zone where previous work has identified 8.7 Million tonnes of indicated resources and an additional 53.2 Million tonnes of inferred resources at a 1% Cu+Ni cutoff grade (Dr. N.C. Carter, May 15, 2006). Eight kilometres of continuous geophysical conductors have been outlined on the West Zone with only 4.2 kilometres continuously drilled.

Glen Indra, President & CEO of Starfield, commented “Starfield’s development program at its Ferguson Lake Project is at an important transition point. Our focus has been to upgrade the current inferred resources to indicated and measured resources. The next stage will be to increase the global resources of the project as a basis for economic assessment studies. Major magmatic Nickel-Copper Platinum Group Metal (Ni-Cu-PGM) deposits the size of Ferguson Lake are rare and difficult to find globally.”

Drilling in 2006 consisted of 24,000 metres, with over 5400 one-metre core samples being submitted for analyses and assay. The results will be compiled, integrated with previous drill results, and released with updated property wide, NI 43-101, resource estimates during 2007. The geological and resource models being developed will form the basis of an assessment of the Ferguson Lake Property. Starfield is currently advancing its hydrometallurgical testing program, and has contracted SGS Mineral Services (Lakefield) to conduct metallurgical test work and characterization of samples from three separate areas of the 4.2 kilometre West Zone sulphide mineralization. The project includes grindability testing, flotation-concentrate production, and PLATSOL process evaluation of ‘hydrometallurgically-produced’ concentrate. It is anticipated that both programs will provide recovery data, for base and precious metals, to be utilized in an economic assessment.

Having received the required permit approvals from the Nunavut Government, the Company continues to move forward in advancing the property. Included in this season’s estimated $15 million development and exploration expenditures, a new, all-season, base camp and related facilities was built near the West Zone. During 2006, the mineral claims hosting the Ferguson Lake sulphide resources, the new base camp, and the proposed airstrip have been surveyed in preparation for application of a Mining Lease covering this part of the property. Project planning and surveying, water quality baseline sampling, soil and botany surveys and archaeological investigations in preparation for future operational, environment and permitting assessments have been completed by Rescan Environmental Services Ltd.

The company has initiated a program of government and community awareness in Nunavut and Manitoba.

Exploration Update

Dr. Al Miller, mineral deposits consultant to the company, conducted geological investigations furthering his observations and interpretation of the Ferguson Lake Igneous Complex (FLIC) developed during the 2005 exploration season. Geological mapping, in conjunction with recent geophysical interpretation on the west side of Ferguson Lake, indicates that the layered igneous complex is canoe-shaped with inward dipping limbs. Dr. Miller stated that “the southwestern limb of the complex is a layered intrusion (meta-hornblendite and meta-gabbro) extending at surface from the South Discovery

Zone to the West Zone South over a distance of 6.8 kilometres. This newly mapped exposure hosts Nickel-Copper-PGM bearing gossans and brecciated massive sulphide mineralization which are coincident with airborne magnetic and VTEM anomalies.” Starfield has tested this southwestern limb trend with only a few shallow holes. More detailed ground geophysics is warranted, as over 300 drill holes have defined the northern limb resources (which gives similar geophysical responses).

Dr. Miller also identified aerially extensive gabbro-anorthosite plutons on both sides of Ferguson Lake, and has discovered disseminated base metal sulphide mineralization with anomalous PGM values hosted by anorthositic gabbro on the east side of Ferguson Lake. This setting is similar to PGM mineralization hosted in layered complexes in Finland. The FLIC is now considered to be approximately 20 kilometres by 4.5 kilometres in size, which is comparable to other important igneous complexes around the world that host magmatic Ni-Cu-PGM deposits. Dr. Miller’s igneous petrology–metallogeny study report is scheduled for submission to Starfield by year end.

In addition to the ongoing diamond drill program, exploration crews completed detailed follow-up and reconnaissance scale geological mapping, prospecting/rock sampling, and till sampling, This program focused on priority targets and target areas identified in property scale airborne magnetic-VTEM geophysical surveys and in rock and till surveys completed during 2005. A total of 138 rock samples from outcrop have been submitted for assay and infill till sampling resulted in another 781 samples being collected. New mineralized outcrops have been discovered during the 2006 exploration program, and anomalous base metal and palladium till target patterns were further confirmed in this year’s regional program.

Dr. Sally Goodman, SRK Consulting, evaluated the structural setting and characteristics of the West Zone mineralization. She concluded that the FLIC mineralization is hosted within a major ductile fault zone within Archean basement. Based upon her analyses and recommendations, fault zone geometry reconstruction has been implemented to guide geological, geotechnical, and future mine planning studies.

About Starfield

Starfield Resources Inc. is an advanced exploration and development company focused on its Ferguson Lake Copper-Nickel-Cobalt-Palladium-Platinum property located in Nunavut, Canada. The Ferguson Lake property covers more than 1.3 million acres and is 100% owned by the Company. Since 1999, Starfield has completed 132,000 metres of diamond drilling in 355 holes. A NI 43-101 technical report dated May 15, 2006 by N.C. Carter PhD., P.Eng. was filed on SEDAR and on the Starfield website on May 25, 2006. A developing feature of this mineral district is the significant discovery of high grade platinum and palladium mineralization found in the footwall to the massive sulphide deposit. Starfield's Ferguson Lake Project is unfolding as Nunavut's largest ongoing base and precious metal project.

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P. Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release)

Caution concerning forward-looking statements
This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable securities laws or an exemption from such registration is available.

For further information contact:

Michael Joyner	or	Leif Smither
The Equicom Group		Starfield Resources
416-815-0700 ext.275		1-877-233-2244
mjoyner@equicomgroup.com		www.starfieldres.com